Exhibit 14

CODE OF ETHICS

Purpose of Code of Ethics

The purpose of this Code of Ethics is to:

•	Promote the honest and ethical conduct of our Senior Executive and Financial Officers (described below), including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships

•	Promote full, fair, accurate, timely and understandable disclosure in periodic reports required to be filed by Hewitt Associates, Inc. (“Hewitt”)

•	Promote compliance with all applicable rules and regulations that apply to Hewitt and its officers

Introduction

This Code of Ethics is applicable to any individual designated by the Hewitt Board of Directors as an officer for purposes of compliance with the financial reporting rules under Section 16 of the Securities Exchange Act of 1934 (together, “Senior Leaders”) as well as the General Counsel, and each person directly reporting to the Chief Financial Officer (together, “Senior Leaders”).

While we expect honest and ethical conduct in all aspects of our business from all of our associates, we expect the highest possible conduct from our Senior Leaders. Senior Leaders are examples for other associates and are expected to foster a culture of transparency, integrity and honesty. Compliance with this Code, as well as Hewitt’s Code of Conduct, is a condition to your employment, and any violation of either may result in disciplinary action, up to and including termination, of your employment.

Waivers of either Code may be made only by the Board or a Board committee and will be disclosed in accordance with applicable law.

Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appear to interfere in any way, with the interests of Hewitt as a firm. Conflicts of interest can also arise when you take action or you or a member of your family have interests that may make it difficult for you to perform your duties to Hewitt effectively. Although we cannot list every conceivable conflict, following are some common examples that illustrate actual or apparent conflicts of interest that should be avoided:

Improper Personal Benefits from Hewitt

Conflicts of interest arise when a Senior Leader or a member of his or her family receives improper personal benefits as a result of his or her position in Hewitt. You may not accept any benefits from Hewitt or others (e.g., service providers) that have not been duly authorized and approved pursuant to Hewitt policy and procedure, including any loans or guarantees of your personal obligations.

Financial Interests in Other Businesses

You should avoid having an ownership interest in any other enterprise if that interest compromises or appears to compromise your loyalty to Hewitt. For example, you may not own an interest in a company that competes with Hewitt or that does business with Hewitt (such as a supplier) unless you obtain the written approval of the General Counsel before making any such investment. However, Hewitt does not consider it a conflict of interest (and therefore prior written approval is not required) to make investments in competitors, clients or suppliers that are listed on a national or international securities exchange indirectly through an investment company which owns stock of such entities.

Business Arrangements with Hewitt

Without the prior written approval of the General Counsel, you may not participate in a joint venture, partnership or other business arrangement with Hewitt.

Corporate Opportunities

If you learn of a business or investment opportunity through the use of corporate property or information or your position at Hewitt, such as from a competitor or actual or potential supplier or business associate of Hewitt (including a principal, officer, director or employee of any of the above), you may not participate in the business or make the investment without the prior written approval of the General Counsel. Such an opportunity should be considered an investment opportunity for Hewitt in the first instance.

Outside Employment or Activities With a Competitor

Simultaneous employment with or serving as a director of a competitor of Hewitt is strictly prohibited, as is any activity that is intended to or that you should reasonably expect to advance a competitor’s interests at the expense of Hewitt’s interests. You may not market products or services in competition with Hewitt’s current or potential business activities. It is your responsibility to consult with the Chief Executive Officer to determine whether a planned activity will compete with any of Hewitt’s business activities before you pursue the activity in question.

Outside Employment With a Supplier

Without the prior written approval of the General Counsel, you may not be a supplier or be employed by, serve as a director of, or represent a supplier to Hewitt. Without the prior written approval of the General Counsel, you may not accept money or benefits of any kind from a third party as compensation or payment for any advice or services that you may provide to a client, supplier or anyone else in connection with its business with Hewitt.

Family Members Working In The Industry

If your spouse or significant other, your children, parents, or in-laws, or someone else with whom you have a familial relationship is a competitor or supplier of Company or is employed by one, you must disclose the situation to the General Counsel so that Hewitt may assess the nature and extent of any concern and how it can be resolved. You must carefully guard against inadvertently disclosing Company confidential information and being involved in decisions on behalf of Hewitt that involve the other enterprise.

If you have any doubt as to whether or not conduct would be considered a conflict of interest, please consult with the General Counsel. Any concerns regarding possible conflicts of interest involving the General Counsel should be brought to the attention of the Chief Executive Officer.

Accurate Periodic Reports and Other Public Communications

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports filed with the SEC and in our other public communications is required by SEC rules and is essential to our continued success. You are expected to exercise the highest standard of care in preparing such materials. We have established the following guidelines in order to ensure the quality of our periodic reports.

•	All Company accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.

•	All records must fairly and accurately reflect the transactions or occurrences to which they relate.

•	All records must fairly and accurately reflect in reasonable detail Hewitt’s assets, liabilities, revenues and expenses.

•	Hewitt’s accounting records must not contain any false or intentionally misleading entries.

•	No transaction may be intentionally misclassified as to accounts, departments or accounting periods or in any other manner.

•	All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

•	No required information may be concealed from the internal auditors or the independent auditors.

•	Compliance with Generally Accepted Accounting Principles and Hewitt’s system of internal accounting controls is required at all times.

Compliance with Laws and Code of Conduct

You are expected to comply with both the letter and spirit of all applicable governmental rules and regulations and this Code, and to report any suspected violations of applicable governmental rules and regulations of this Code to the General Counsel or the Chief Executive Officer. No one will be subject to retaliation because of a good faith report of a suspected violation. If you fail to comply with this Code or any applicable laws or regulations, you may be subject to disciplinary measures, up to and including termination.

No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern Hewitt’s Senior Leaders in the conduct of Hewitt’s business. It is not intended to and does not create any rights in any employee, customer, supplier, competitor, stockholder or any other person or entity. Changes in relevant laws and Hewitt policy may require further policy updates. Hewitt may revise, terminate and interpret the policies described here at any time.